SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

Alterity Therapeutics Limited

6-K	Items

1.	Alterity Therapeutics Launches to Asian Investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterity Therapeutics Limited
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

April 10, 2019

Alterity Therapeutics Launches to Asian Investors

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – April 10th, 2019. Alterity Therapeutics Limited, (formerly Prana Biotechnology Limited) (ASX: PBT, NASDAQ: ATHE) (“Alterity” or “the Company”) is meeting this week with sophisticated investors in both Singapore and Hong Kong in the first leg of a global investor roadshow.

Alterity is developing first-in-class therapies to treat neurodegenerative diseases including its lead drug candidate, PBT434 for the treatment of Parkinsonian disorders.

PBT434 has received Orphan Drug designation for the first of its disease targets, Multiple System Atrophy.

Alterity is presenting at the Spark Plus Asia Healthcare Day in Singapore today and Hong Kong on Friday.

Highlights of the investor presentation:

▪	Alterity is a well-funded clinical stage drug development company following up to $44M strategic investment led by Life Biosciences LLC allowing accelerated and focused clinical development;

▪	A strong and highly experienced board and management team with significant R&D and commercialisation experience including 3 drug approvals by the US Food & Drugs Administration (FDA);

▪	Alterity’s lead drug under development PBT434, is a novel drug candidate targeting key proteins implicated in neurodegeneration of Parkinson’s disease and atypical parkinsonism;

▪	PBT434 is completing its Phase 1 clinical trial program;

▪	The first therapeutic target has been selected – Multiple System Atrophy (MSA), a form of atypical parkinsonism, which is a devastating disease with no approved treatments;

▪	The US FDA has designated Orphan Drug status for PBT434 for the treatment of MSA; and

▪	There is a significant commercial market potential PBT434 with MSA alone having an estimated peak sales of US$750M.

Mr. Geoffrey Kempler, CEO and Chairman said: “This is an exciting new chapter for our company with a Phase 1 clinical trial program nearing completion and the backing of a significant cornerstone investor in Life Biosciences.”

“We have a comprehensive program to engage with investors to support both our NASDAQ and ASX listing and company that is well poised to capitalise on the large unmet need of treatment options for people suffering from forms of Parkinson’s disease.”

Alterity Therapeutics Limited

Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

The Company changed its name on 8 April 2019 from Prana Biotechnology Limited to Alterity Therapeutics Limited, (NASDAQ:ATHE) and anticipates the new ticker code ASX:ATH will shortly be announced.

Investors interested in meeting with Mr. Kempler and Dr Stamler MD, can contact IR@altertitytherapeutics.com

Contact:

Investor Relations

Rebecca Wilson

E: rwilson@buchanwe.com.au

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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